Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of our reports dated March 14, 2008, relating to the financial statements and financial highlights of Kohlberg Capital Corporation (which expresses an unqualified opinion and includes an explanatory paragraph relating to the valuation of investments whose fair values have been estimated by management in the absence of readily determinable fair values), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kohlberg Capital Corporation for the year ended December 31, 2007.

/s/    DELOITTE & TOUCHE LLP

New York, New York

March 14, 2008